May 29, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 4546

Attn: Mary Beth Breslin or Abigail Jacobs

Re:	ArQule, Inc.
Registration Statement on Form S-3
File No. 333-225008
Request for Acceleration

Ladies and Gentlemen:

ArQule, Inc. hereby requests that the Securities and Exchange Commission accelerate the effective date of the above referenced registration statement so that it may become effective at 4:30 p.m. on May 30, 2018 or as soon thereafter as practicable.

Please call Theresa Nguyen of Arnold & Porter at 202-942-5516 with any questions about this request.

Sincerely,

/s/ Peter S. Lawrence

Peter S. Lawrence
President and Chief Operating Officer